PRIMERO TO PROVIDE CORPORATE UPDATE AT THE 2012 BMO CAPITAL MARKETS GLOBAL METALS & MINING CONFERENCE;

ANNOUNCES DATE CHANGE FOR RELEASE OF FOURTH QUARTER AND FULL YEAR 2011 RESULTS TO MARCH 28, 2012

Toronto, Ontario, February 27, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today its participation in the 2012 BMO Capital Markets Global Metals and Mining Conference taking place in Hollywood, Florida from February 26–29, 2012. The Company also announced that it has changed the release date of its fourth quarter and full year 2011 financial results to Wednesday, March 28, 2012 and that it has retained AMC Consultants, an independent mining and geological consulting firm, to complete an independent National Instrument 43-101 Technical Report on the San Dimas mineral reserves and resources.

BMO Conference Presentation

Mr. Joseph Conway, President and C.E.O. of Primero will be speaking on Wednesday, February 29, 2012 at 11:00 a.m. (EST) to provide a corporate update on the Company and to discuss the status and current expectations of the previously announced review of the Company’s reserves and resources.

The presentation will be available on February 29, 2012 at 11:00 a.m. EST at www.primeromining.com in the News and Events section. A webcast of Mr. Conway’s presentation can also be viewed and heard by following the link below.

http://audability.com/AudabilityAdmin/Clients/PrimeroMining/101279_227201280000AM/

Fourth Quarter and Full Year 2011 Results Conference Call Details

A conference call will be held on Wednesday, March 28, 2012 at 11:00 a.m. (EST), to discuss the fourth quarter and full year 2011 results. Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 69108828#.

A recorded playback of the conference call will be available until April 28, 2012 by dialing 1-866-551-4520 and entering the call back passcode 279044#.

A live and archived webcast of the conference call will also be available at www.primeromining.com in the News and Events section.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com